Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors of

      Alion Science and Technology Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-114395) on Form S-8 of Alion Science and Technology Corporation of our report dated December 6, 2002, except as to Note 13, which is as of December 20, 2002, relating to the consolidated balance sheets of Selected Operations of IIT Research Institute as of September 30, 2001 and 2002, and the related consolidated statements of income, owner’s net investment, and cash flows for each of the years in the three-year period ended September 30, 2002, which report appears in the September 30, 2004 annual report on Form 10-K of Alion Science and Technology Corporation.

/s/ KPMG LLP
Chicago, Illinois
December 27, 2004